# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fabric.AI, Inc., CIK 0001086745
CUSIP: 054748306
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1185 Avenue of the Americas,, New York, New York (NY), 10036
Date of event which requires filing of this statement: 04/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000771266

## Reporting persons
- KOPIN CORPORATION: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 291,049; shared voting power 0; sole dispositive power 291,049; shared dispositive power 0; aggregate amount beneficially owned 291,049 (19.99% of the class)
  Comment: (1) The Reporting Person's ownership consists of 291,049 shares issuable upon conversion of the Issuer's Series J Convertible Preferred Stock, which is convertible at any time into shares of common stock, par value $0.0001 per share (the "Common Stock"), subject to customary adjustments for stock dividends, stock splits, reclassifications, at the election of the Reporting Person. The Reporting Person's ability to convert the Series J Convertible Preferred Stock to shares of common stock is subject to certain limitations. The maximum number of shares of common stock initially issuable upon conversion of the Series J Convertible Preferred Stock is 291,049 (the "Maximum Issuance"); provided, however, that (1) the sale and issuance, in one or more offerings, of any common stock or any securities entitling any person to acquire shares of common stock (such issuance, a "Dilutive Issuance") or (2) the issuance of common stock (a "Dilutive Conversion") in connection with any conversions or exercises of any common stock equivalents that are (x) outstanding as of April 27, 2026 or (y) approved for grant by the board on April 27, 2026, and not yet issued or outstanding as of such date (the "Existing Common Stock Equivalents"), the Maximum Issuance (b) will be increased to equal the sum of (i) the Maximum Issuance immediately prior to the date of such Dilutive Issuance or Dilutive Conversion, plus (ii) 0.1999 shares of common stock for each share of common stock issued in connection with such Dilutive Issuance or Dilutive Conversion, as the case may be. Once an adjustment to the Maximum Issuance has been made in respect of (A) Dilutive Issuances, and (B) any exercises for cash of Existing Common Stock Equivalents, in an aggregate amount equal to $50 million, no further adjustments will be made for any subsequent Dilutive Conversions or Dilutive Issuances.
  
  (2) The Reporting Person's ability to convert the Series J Convertible Preferred Stock into shares of Common Stock is subject to a 19.99% beneficial ownership limitation, which prohibits any conversion that would result in the Reporting Person beneficially owning more than 19.99% of the Issuer's outstanding shares of Common Stock.

## Item 1. Issuer
Name of issuer: Fabric.AI, Inc.
Address of issuer's principal executive offices: 1185 Avenue of the Americas, New York, NY 10036

## Item 2. Person Filing
Name of person filing: Kopin Corporation
Address of principal business office or, if none, residence: 125 North Drive, Westborough, MA 01581
Citizenship: Kopin Corporation is a Delaware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages hereto. As of the date of the event which requires filing of this statement, the Reporting Person held shares of the Issuer's Series J Preferred Stock convertible at any time at the Reporting Person's election into shares of the Issuer's Common Stock (subject to the 19.99% blocker). Accordingly, the amount of shares reported in Items 5, 6, 7, 8 and 9 include 291,049 shares of Common Stock issuable upon conversion of such reported securities, giving effect to the 19.99% blocker.
Percent of class: See Item 11 on the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- KOPIN CORPORATION: /s/ Erich Manz, Erich Manz, Chief Financial Officer (05/04/2026)